

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Evert Schimmelpennink
President and Chief Executive Officer
LENZ Therapeutics, Inc.
445 Marine View Ave., Ste. #320
Del Mar, California 92014

> **Re: LENZ Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 29, 2024**
> **File No. 333-278393**

Dear Evert Schimmelpennink:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ben Capps